MANAGED PORTFOLIO SERIES
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 29th day of April 2016, by and between Managed Portfolio Series, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (the “Fund”), and TorrayResolute, LLC, a Delaware limited liability company (“TorrayResolute” or the “Adviser”), and, with respect only to paragraph 3 below, Montage Investments, LLC, a Kansas limited liability company and majority owner of TorrayResolute (“Montage” or “Guarantor”). This Agreement hereby supersedes the operating expenses limitation agreement dated November 19, 2014 between the Trust, the Adviser, and the Guarantor.

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the 19th day of November 2014, as amended (the “Investment Advisory Agreement”); and

WHEREAS, the Fund, and each of its classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits; and

WHEREAS, the Trust (on behalf of the Fund) desires to have Montage guarantee the performance of TorrayResolute’s obligations under this Agreement and Montage is willing to do so;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound, hereby mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of the Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets, listed in Appendix A (the “Annual Limits”).  In the event that the annualized Operating Expenses of a class of the Fund, as accrued each day through the last calendar day of each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due.  In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, Rule 12b-1 fees, shareholder servicing plan fees, and any expenses described in the Investment Advisory Agreement, but does not include front-end or contingent deferred loads, taxes, leverage/borrowing interest, interest expense, dividends paid on short sales, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. MONTAGE GUARANTEE.  In the event that the Adviser fails to fulfill its obligations under paragraph 1 above, the Trust will provide Guarantor with written notice of such failure, which notice shall detail the amount of excess expense owed by Adviser with respect to each class of the Fund.  Guarantor agrees to pay such excess expense amount to the Trust on behalf of the Fund and its respective classes within 5 calendar days of such notice.

4. RECOUPMENT OF FEES AND EXPENSES. The Adviser retains its right to receive a recoupment of any excess expense payments paid by the Adviser pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment advisory fee under the Investment Advisory Agreement.

5. TERM AND TERMINATION.  This Agreement shall become effective on the date specified herein and shall remain in effect through April 30, 2026. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MANAGED PORTFOLIO SERIES on behalf of the series listed on Appendix A	TORRAYRESOLUTE, LLC

By: /s/ James R. Arnold	By: /s/ Nicholas C. Haffenreffer
Name: James R. Arnold	Name: Nicholas C. Haffenreffer
Title: President and Principal Executive Officer	Title: President and Chief Investment Officer

MONTAGE INVESTMENTS, LLC
signed with respect to Section 3 only

By: /s/ Gary Henson
Name: Gary Henson
Title: President and Chief Investment Officer

Appendix A

Series of Managed Portfolio Series	Operating Expenses Limit as a Percentage of Average Daily Net Assets

TorrayResolute Small/Mid Cap Growth Fund
Investor Class Shares	1.25%
Institutional Class Shares	1.00%